UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2014

Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☑

COMMUNICATION OF RELEVANT INFORMATION

Promotora de Informaciones, S.A. (PRISA) announces the following relevant information, under the provisions of article 82 of Spanish Securities Market Act (“Ley del Mercado de Valores”).

Following the Relevant Information dated July 27, 2014 and August 6, 2014, with registration CNMV No. 208966 and 209761, respectively, regarding PRISA’s sale of 34,583,221 shares in the company Mediaset España Comunicación, S.A., PRISA announces that the Dutch auction process aimed at its creditors has been completed today, the Company having agreed to buy back a total of € 406,640,119 of debt, at an average discount of € 0.2505 per euro (i.e., at an average price of 74.95%).

This buy-back is added to the one announced on May 22, 2014 for an amount of € 164,959,128, so PRISA has amortized debt for a total of € 571,599,247 during the exercise 2014.

Madrid, August 7, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

	By:	/s/ Antonio García-Mon
Name: Antonio García-Mon
Title: Secretary of the Board of Directors

August 7, 2014